Press release



**Hypo Real Estate Bank AG and Hypo Real Estate Bank International: Successful completion of € 172 million senior financing for Curzon Global Partners acquisition of the Sinn Leffers portfolio in Germany.**

**Munich/Stuttgart/London, 30th January 2006:** Hypo Real Estate Bank AG (Munich) and Hypo Real Estate Bank International (Stuttgart) are pleased to announce that the Group has provided a € 172 million acquisition financing to European Property Investors, L.P., a value-added corporate outsourcing fund managed by Curzon Global Partners. The financing has been provided in connection with the acquisition of a portfolio of properties for a sale and leaseback transaction with Sinn Leffers in Germany. The transaction closed on 23rd December 2005.

The portfolio consists of sixteen city centre retail assets (predominantly in the North Rhine/Westphalia region) together with a headquarters office and distribution centre totalling in all circa 130,000 sq metres. All properties are newly let to the tenant company on long leases.

**Commenting, Frank Lamby, Spokesman of the Management Board of Hypo Real Estate Bank AG and Member of the Management Board of Hypo Real Estate Holding AG, said:** "Following an introduction from our colleagues at Hypo Real Estate Bank International, we were delighted to be able to provide Curzon Global Partners with the structured finance solution they required for this German transaction."

**Commenting, Harin Thaker, CEO of Hypo Real Estate Bank International's European business platform, said:** "This transaction demonstrates again our ability to utilise the Group's resources to provide a key international client with an effective locally structured German solution."

Hypo Real Estate Group
Corporate communications
Unsöldstr. 2
80538 Munich

**Commenting, Ric Lewis, Chief Executive of Curzon Global Partners said:** "One of the reasons Curzon is respected as a performer on short time tables is because we work with experienced and responsive financing teams like Hypo Real Estate."

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

**Notes to editors:**

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Curzon Global Partners and the IXIS AEW Europe platform

**Curzon Global Partners** and the **IXIS AEW** Europe platform is wholly-owned by Group Caisse d'Epargne, one of Europe's largest diversified financial services institutions. With a staff of over 220 professionals operating from 10 offices across Europe in Paris, London, Barcelona, Milan, Düsseldorf, Stockholm, Luxembourg, Prague, Budapest and Warsaw, IXIS AEW Europe is one of the pre-eminent European real estate investment managers with nearly €12 billion in gross assets under management, and a broad, well-established network of relationships with property investors, owners, developers and lenders throughout Europe. Together with its U.S. sister company, AEW Capital Management, the IXIS AEW group manages over €23 Billion in property assets worldwide.

Hypo Real Estate

GROUP

## Press release

**Hypo Real Estate Bank International: Successful completion of the first construction financing by an international bank in Russia, with the provision of a $ 150 million construction and investment loan package to Multinational Logistics Partnership Group (MLP)**

**London/Stuttgart/Munich, 27th January 2006:** Hypo Real Estate Bank International announces that it has provided a construction and investment loan package worth $ 150 million to Multinational Logistics Partnership Group (MLP). This transaction is the first construction loan provided by an international bank in the history of Russian commercial real estate. The transaction closed on 20th January 2006.

The package comprises construction financing for the development of "Leningradsky Terminal", a logistic park in Moscow built to international standards with approximately 200,000 sqm of warehouse and office space, aimed at, and partly pre-let to, first-tier international and national tenants.

MLP is the most significant development and management company of class A warehouse space in Russia and the Ukraine with plans to construct 1.35 million sqm over the next three years. MLP has been conceived and is managed by Michel Pascalis and Bruce Gardner together with a professional team which has been active in real estate management and development for many years, with a proven expertise and track record in the Russian market.

**Commenting, Harin Thaker, CEO - Europe, Hypo Real Estate Bank International, said:** "I am delighted that MLP has chosen Hypo Real Estate Bank International for this transaction. We believe that the Russian real estate market has great potential and it is great for us to work with such a major player in the industry."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Commenting Bruce Gardner, Partner, MLP Group, said:** "We see Hypo Real Estate Bank International as a financial institution whose experience and vision complements the strengths of the MLP team and we are extremely pleased to be working with Hypo Real Estate Bank International on our initial "Leningradsky Terminal" project.

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

**Notes for editors:**

**Hypo Real Estate Group**

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.